UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Equus II Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294766100
(CUSIP Number)

Kenneth I. Denos, Esq.
MCC Europe Limited
11585 South State Street, Suite 102
Draper, UT 84020

(801) 816-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294766100
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) MCC Europe Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 1,778,013
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 1,778,013
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,778,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 294766100
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Moore, Clayton & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 1,778,013
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 1,778,013
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,778,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 294766100
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Anthony R. Moore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 1,778,013
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 1,778,013
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,778,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 294766100
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Sharon Clayton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 1,778,013
8	SHARED VOTING POWER N/A
9	SOLE DISPOSITIVE POWER 1,778,013
10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,778,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer

This Amendment No. 2 to the statement on Schedule 13D (the "Amendment") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 8, 2005 and as amended by Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 11, 2005, on behalf of Equus II Incorporated, a Delaware corporation (the "Fund"), and relates to the shares of common stock (the "Common Stock") of the fund. The principal executive offices of the Fund are located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Item 2.	Identity and Background

This statement is being filed jointly by: MCC Europe Limited ("MCCE"), Moore, Clayton & Co., Inc. ("MCC"), Anthony R. Moore and Sharon Clayton (the "Reporting Persons").

MCCE is organized under the laws of the United Kingdom. Its principal office is located at 14 Hay's Mews, London W1J 5PT United Kingdom. MCCE provides business consulting services in the United Kingdom. MCCE is a wholly-owned subsidiary of MCC.

MCC is organized under of the laws of the state of Delaware and is the parent company of, among other entities, (a) MCCE and (b) the Fund's investment manager, Moore, Clayton Capital Advisors Inc. ("MCCA"). MCC's principal office is located at 11585 South State Street, Suite 102, Draper, UT 84020. The firm is an international private equity investment and advisory firm with offices in Los Angeles, San Francisco, New York, London, Cape Town, and Johannesburg.

Anthony R. Moore is the Co-Chairman of the Board and Co-Chief Executive Officer of MCC and owns 24.25% of the voting equity in MCC. Mr. Moore's business address is 14 Hay's Mews, London W1J 5PT United Kingdom. Mr. Moore is a citizen of the United Kingdom and the United States of America.

Sharon Clayton is Co-Chairman of the Board and Co-Chief Executive Officer of MCC and owns 25.77% of the voting equity in MCC. Her business address is 11585 South State Street, Suite 102, Draper, UT 84020. Ms. Clayton is a citizen of the United States of America.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth in Exhibit A are the respective names, business addresses, principal present occupations and citizenships of Mr. Moore, Ms. Clayton and the other executive officers, directors and control persons of each of MCCE and MCC.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding. In addition, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented by the information below.

MCC received $6,539,615 from Manchester Securities, Corp., a New York corporation ("Manchester") on December 30, 2005 pursuant to a Share Purchase Agreement (the "Agreement"). A Copy of the Agreement is attached as Exhibit C. The Agreement incorporates by reference a promissory note. The note bears interest of 6.25% with interest payments due semi-annually. The interest on the note increases incrementally through 2006 to up to 13% in the event that MCC does not engage in an IPO. June 30, 2008 is the due date on repayment of any outstanding balance owing on the note. The note may be converted into equity of MCC at the option of Manchester. The note is secured by the shares of the Fund, MCC, MCC holdings and its subsidiaries in a pledge agreement. MCCE used the funds received from Manchester to purchase 666,763 common shares of the Fund.

Item 4.	Purpose of Transaction

All of the shares reported herein were acquired for investment purposes. Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

Item 5.	Interests in Securities of the Issuer

Item 5 of Schedule 13D is supplemented by the information below.

(a)              The Reporting Persons beneficially own 1,778,013 shares of Common Stock, which represent approximately 24.1% of the issued and outstanding shares of Common Stock.

(b)              The Reporting Persons have the power to vote, or direct the vote, and dispose of, or direct the disposition of, 1,778,013 shares of Common Stock, which represent approximately 24.1% of the outstanding shares of Common Stock.

(c)               During the past 60 days, MCCE directly purchased the following shares of Common Stock:
Date of Purchase	Number of Shares of Common Stock Bought	Price Paid/Share	Where and How Transaction Effected
December 30, 2005	517,158	$9.90	Privately Negotiated
December 30, 2005	149,605	$9.90	Privately Negotiated

(d)              No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)               Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

MCCA is the investment adviser to the Fund pursuant to an investment management agreement dated June 30, 2005.

  Item 7.             Materials to be filed as Exhibits.

Exhibit A.       Officers and Directors of MCC and MCCE

Exhibit B.        Joint Filing Agreement

Exhibit C.        Share Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCC EUROPE LIMITED
By: /s/ Kenneth I. Denos*
Name: Kenneth I. Denos
Title:Director

MOORE, CLAYTON & CO., INC.
By: /s/ Kenneth I. Denos*
Name: Kenneth I. Denos
Title:Executive Vice President

ANTHONY R. MOORE
By: /s/ Anthony R. Moore*

SHARON CLAYTON
By: /s/ Sharon Clayton*

*By: /s/ Robert A. Robertson Name: Robert A. Robertson
Title: Attorney-in-fact[1]

[1] Powers of Attorney incorporated by reference to Exhibits C-E to Schedule 13D/A filed with the Securities and Exchange Commission on July 11, 2005.

EXHIBIT A

Officers and Directors of MCC and MCCE

MCCE is a wholly-owned subsidiary of MCC, and therefore MCC ultimately controls MCCE. The name, business address, present principal occupation, and citizenship of each director, executive officer and control person of MCCE, and each executive officer and director of MCC, are set forth below.

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Anthony R. Moore 14 Hay's Mews London W1J 5TP United Kingdom

MCC
Executive Chairman. Mr. Moore also owns 24.25% of the voting equity in MCC. MCC is an international private equity investment and advisory firm. MCC's principal office is located at 11585 South State Street, Suite 102, Draper, UT 84020.

MCCE
Co-Chairman of the Board and Co-Chief Executive Officer. MCCE provides business consulting services in the United Kingdom. MCCE's principal office is located at 14 Hay's Mews, London W1J 5PT United Kingdom.

MCCA
Chairman of the Board. MCCA is an SEC-registered investment adviser, and provides investment management services to the Fund. MCCA's principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Equus II Incorporated
Chairman of the Board, President and CEO. Equus II Incorporated is a closed-end fund, business development company, and is listed on the New York Stock Exchange. Equus II Incorporated's principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

MCC Energy PLC
Executive Vice Chairman. MCC Energy PLC provides integrated growth and financial solutions to emerging, established and private equity businesses involved in the energy and environmental sectors. MCC Energy PLC's principal office is located at 14 Hay's Mews, London W1J 5PT United Kingdom.

United Kingdom and United States of America

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Sharon Clayton 11585 South State Street Suite 102 Draper, UT 84020

MCC
Chief Executive Officer and Director. Ms. Clayton also owns 25.77% of the voting equity in MCC. MCC is an international private equity investment and advisory firm. MCC's principal office is located at 11585 South State Street, Suite 102, Draper, UT 84020.

MCCE
Co-Chairman of the Board and Co-Chief Executive Officer. MCCE provides business consulting services in the United Kingdom. MCCE's principal office is located at 14 Hay's Mews, London W1J 5PT United Kingdom.

MCCA
Co-Chairman of the Board. MCCA is an SEC-registered investment adviser, and provides investment management services to the Fund. MCCA's principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Equus II Incorporated
Vice Chairman. Equus II Incorporated is a closed-end fund, business development company, and is listed on the New York Stock Exchange. Equus II Incorporated's principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

United States of America

Name and Business Address	Principal Occupation and Name, Principal Business and Address of the Employing Organizations	Citizenship
Kenneth I. Denos 11585 South State Street Suite 102 Draper, UT 84020

MCC
Executive Vice President, General Counsel, Secretary and Director. Mr. Denos also owns 13.78% of the voting equity in MCC. MCC is an international private equity investment and advisory firm. MCC's principal office is located at 11585 South State Street, Suite 102, Draper, UT 84020.

MCCE
Director. MCCE provides business consulting services in the United Kingdom. MCCE's principal office is located at 14 Hay's Mews, London W1J 5PT United Kingdom.

MCCA
Vice President and Secretary of MCCA. MCCA is an SEC-registered investment adviser, and provides investment management services to the Fund. MCCA's principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

Equus II Incorporated
Executive Vice President and Secretary. Equus II Incorporated is a closed-end fund, business development company, and is listed on the New York Stock Exchange. Equus II Incorporated's principal office is located at 2727 Allen Parkway, 13th Floor, Houston, TX 77019.

MCC Energy PLC
General Counsel and Director. MCC Energy PLC provides integrated growth and financial solutions to emerging, established and private equity businesses involved in the energy and environmental sectors. MCC Energy PLC's principal office is located at 14 Hay's Mews, London W1J 5PT United Kingdom.

Other
Chairman and Chief Executive Officer of SportsNuts, Inc., which organizes and manages amateur sports events, provides online registration, event sponsorship, event coordination, online and offline promotion, and merchandise sales. SportsNuts, Inc. is located at 11585 South State, Suite 102, Draper, UT 84020.

President of Kenneth I. Denos, P.C., which provides legal services. Kenneth I. Denos, P.C. is located at 11585 South State, Suite 102, Draper, UT 84020.

United States of America

EXHIBIT B

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of Equus II Incorporated and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on July 8, 2005.

MCC EUROPE LIMITED
By: /s/ Kenneth I. Denos*
Name: Kenneth I. Denos
Title:Director

MOORE, CLAYTON & CO., INC.
By: /s/ Kenneth I. Denos* Name: Kenneth I. Denos
Title:Executive Vice President

ANTHONY R. MOORE
By: /s/ Anthony R. Moore*

SHARON CLAYTON
By: /s/ Sharon Clayton*

*By: /s/ Robert A. Robertson Name: Robert A. Robertson
Title: Attorney-in-fact

EXHIBIT C

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT ("Agreement") dated as of December 29, 2005 between MOORE, CLAYTON & CO., INC., a Delaware corporation (the "Company"), and MANCHESTER SECURITIES CORP., a New York corporation (the "Purchaser"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Third Note (as defined below).

W I T N E S S E T H:

WHEREAS, pursuant to a Securities Purchase Agreement dated as of June 21, 2005 (the "First Securities Purchase Agreement"), the Company sold and the Purchaser purchased a note entitled A-1, in the amount of $3.3 million and a note entitled A-2 in the amount of $9.7 million (together the "Existing Notes") and it has been agreed between the parties that the terms of the First Securities Purchase Agreement and Existing Notes are to be amended as hereinafter provided;

WHEREAS, the Company desires to sell and issue to the Purchaser, and the Purchaser wishes to purchase from the Company a further $6.7 million in principal amount of the Company's 6.25% Fixed Rate Convertible Notes due 2007-10, in the form attached hereto as Exhibit A (the "Third Note") on the terms and conditions set forth herein; and (ii) under certain circumstances, warrants (the "Warrants") to purchase shares of the Company's common stock, par value $0.001 per share ("Common Stock"), as described and in the form attached to the Third Note's Terms and Conditions;

WHEREAS, the Company's obligations under the Third Note will be secured by a perfected first lien on certain assets of the Company and its Subsidiaries (as defined below), pursuant to the terms of a security agreement (the "Third Note US Security Agreement") by and among the Company, the applicable Subsidiaries and the Purchaser, substantially in the form of Exhibit B (and under certain conditions a Supplemental US Pledge Agreement with respect to 860,000 shares of Access Devices, Inc. in identical form; the "Second US Pledge"); and (ii) a Charge over Shares (the "Third Note UK Charge") (and under certain conditions a Supplemental Charge over Shares (the "Second UK Charge"; and together with the Third Note US Pledge Agreement, the Second US Pledge and the Third Note UK Charge, the "Security Agreements") by and among the Company, the applicable Subsidiaries and the Purchaser, substantially in the form of Exhibits C and D;

NOW, THEREFORE, in consideration of the foregoing premises and the covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ITEM 1.

PURCHASE AND SALE OF THIRD NOTE

(a)                 Issuance of Third Note. Upon the following terms and conditions, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, the Third Note in the principal amount of US$6.7 million.

(b)                 Purchase Price. The purchase price for the Third Note to be paid by the Purchaser (the "Purchase Price") shall be its face value, $6.7 million.

(c)                 The Closing.

Timing. Subject to the fulfillment or waiver of the conditions set forth in Article IV hereof, the purchase and sale of the Third Note shall take place at a closing (the "Closing"), to be held on or about December 30, 2005 (the "Closing Date").

Form of Payment and Closing. On the Closing Date, the Company shall deliver to the Purchaser the Third Note purchased and paid for by it hereunder, issued in the name of the Purchaser. If the Purchaser wishes to subdivide the Third Note, the Third Note shall be issued in accordance with the number and denomination requested by the Purchaser. Subject to the applicable conditions set forth in Section 4.2 below, on the Closing Date the Purchaser shall pay $6.7 million of Purchase Price by wire transfer of immediately available funds to an account designated in writing by the Company. In addition, each party shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the Closing, as specified in Article IV below. Subject to the payments of the Purchase Price in accordance with this Agreement, the Third Note will be fully paid for by the Purchaser as of the Closing Date.

With effect from the Closing, and in consideration of the purchase of the Third Note by the Purchaser, the Company and the Purchaser agree that the obligation comprised within Section 1(c) of the First Securities Purchase Agreement for the Purchaser to purchase additional notes in the aggregate amount of up to $2,000,000 (on the terms and subject to the conditions therein stated) shall be cancelled and deemed to be no longer an enforceable or binding obligation of the Purchaser.

Condition 7(B)(2) of the Existing Notes shall be substituted and replaced in its entirety by the following new Condition 7(B)(2) :

" provided that the Holder shall have been offered the opportunity to have at least 60% of the aggregate of the original Principal Amount of the Note and all other notes purchased by the Holder from the Company (a) to be prepaid pursuant to Conditions 7(C) or (D) of the Note or otherwise pursuant to any other note so purchased by the Holder, or (b) to be converted into Conversion Shares and to sell those Conversion Shares as part of a vendor placing in a placement of shares pursuant to Condition 6 (G), including a public placement at the time of a Qualifying IPO;".

ITEM 2.

REPRESENTATIONS AND WARRANTIES

(a)                 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties to each Purchaser as of the date hereof and the Closing Date:

Organization and Qualification; Material Adverse Effect. The Company is a corporation duly incorporated and existing in good standing under the laws of the State of Delaware and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company does not have any subsidiaries (defined as an entity which the Company has at least a 50% ownership interest in and control) other than the subsidiaries listed on Schedule 2.1(a) attached hereto ("Subsidiaries"). Except where specifically indicated to the contrary, all references in this Agreement to Subsidiaries shall be deemed to refer to all direct and indirect Subsidiaries of the Company. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary other than those in which the failure so to qualify would not reasonably be expected to have a Material Adverse Effect. "Material Adverse Effect" means any adverse effect on the business, operations, properties, or financial condition of the Company and its Subsidiaries, and which is (either alone or together with all other adverse effects) material to the Company and its Subsidiaries, if any, taken as a whole.

Authorization; Enforcement. (i) The Company has all requisite corporate power and authority to enter into and perform this Agreement, the Third Note, the Warrants and the Security Agreements (the "Transaction Documents") and to issue the Third Note in accordance with the terms hereof; (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby, including the issuance of the Third Note, have been duly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors (or any committee or subcommittee thereof) or stockholders is required; (iii) the Transaction Documents have been, or at the Closing will be, duly executed and delivered by the Company; (iv) assuming they have been duly executed and delivered by the Purchaser the Transaction Documents constitute, or at the Closing will constitute (except that the Second US Pledge and Second UK Charge shall constitute upon execution and delivery), valid and binding obligations of the Company and the other parties thereto (excluding Purchaser) enforceable against the Company and such other parties in accordance with their terms, except (A) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of creditors' rights and remedies or by other equitable principles of general application, and (B) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws; and (v) the Third Note and Warrants, and the shares of Common Stock issuable upon the conversion and/or exercise thereof ("Conversion Shares" and "Warrant Shares," respectively), have been duly authorized and, upon issuance thereof and payment therefor in accordance with the terms of this Agreement and the Third Note, will be validly issued and free and clear of any and all liens, claims and encumbrances.

Capitalization. Except as set forth on Schedule 2.1(c) (which shall disclose the particulars, including without limitation the issuance and exercise prices, of all securities issuances since June 30, 2005), as the date hereof, the authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, of which as of the date hereof, 19,324,666 shares are issued and outstanding, and 6,197,747 shares are issuable and reserved for issuance pursuant to the Company's stock option plans or securities exercisable or exchangeable for, or convertible into, shares of Common Stock, and (ii) 500,000 shares of preferred stock, of which as of the date hereof all 500,000 shares are issued. All of such outstanding shares have been, or upon issuance will be, validly issued, fully paid and nonassessable. As of the date hereof, except as described in this Section 2.1(c) or disclosed in Schedule 2.1(c), (i) no shares of the Company's capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company, (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, (iii) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act of 1933, as amended ("Securities Act" or "1933 Act"), (iv) there are no outstanding securities of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (v) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance, conversion or exercise of the Third Note or the Warrants as described in this Agreement and (vi) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement. The Company has furnished to the Purchaser true and correct copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the "Certificate of Incorporation"), and the Company's By-laws, as in effect on the date hereof (the "By-laws"), and the terms of all securities convertible or exchangeable into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.

Issuance of Shares. Upon issuance in accordance with this Agreement and the terms of the Third Note and Warrants, the Common Shares and Warrant Shares will be duly authorized, validly issued, fully paid and nonassessable and free from all taxes (other than transfer taxes where the Third Note and Warrants have been transferred and other than any taxes due because of actions by a Purchaser), liens and charges with respect to the issue thereof and the holders of such Conversion Shares or Warrant Shares shall be entitled to all rights and preferences accorded to a holder of Common Stock.

No Conflicts. Except as disclosed in Schedule 2.1(e), the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby and issuance of the Third Note and Warrants, and the Conversion Shares and Warrant Shares will not (i) result in a violation of the Certificate of Incorporation, any certificate of designations, preferences and rights of any outstanding series of preferred stock of the Company or its By-laws; (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, except as would not be reasonably expected to have a Material Adverse Effect, or (iii) result in any violation of any law, rule, regulation, order, judgment or decree applicable to the Company or any Subsidiary or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except as would not reasonably be expected to have a Material Adverse Effect. Except as disclosed in Schedule 2.1(e), neither the Company nor its Subsidiaries is in violation of any term of, or in default under, (x) its certificate of incorporation, any certificate of designations, preferences and rights of any outstanding series of preferred stock or By-laws or their organizational charter or by-laws, respectively, (y) any material contract, agreement, mortgage, indebtedness, indenture, instrument, or (z) any judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, the non-compliance with which (in the case of (x), (y) or (z)) would reasonably be expected to have a Material Adverse Effect. Except as specifically contemplated by this Agreement, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under, or contemplated by, the Transaction Documents or the issuance of the Third Note, the Warrants and the Common Shares and Warrant Shares, in accordance with the terms hereof or thereof. Except as disclosed in Schedule 2.1(e), all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof.

Financial Statements. The Company has delivered to the Purchaser true and complete copies of its audited and consolidated financial statements for the three years ending December 31, 2004 and its unaudited consolidated financial statements for the nine months ended September 30, 2005 (the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles, consistently applied ("GAAP"), during the periods involved and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended.

Absence of Certain Changes. Except as disclosed in Schedule 2.1(g), since December 31, 2004 there has been no adverse change or adverse development in the business, properties, assets, operations, financial condition, prospects, liabilities or results of operations of the Company or its Subsidiaries which has had or, to the knowledge of the Company or its Subsidiaries, is reasonably likely to have a Material Adverse Effect (a "Material Adverse Change"). The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law nor does the Company or its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings.

Absence of Litigation. To the Company's knowledge, there are no material pending or threatened legal proceedings, other than routine litigation incidental to the Company's business, to which the Company or any of its Subsidiaries is a party or of which any of their property is the subject, except which individually and in the aggregate, respectively, would not be reasonably likely to result in liability to the Company in excess of $100,000 and $200,000, respectively.

Acknowledgment Regarding Purchaser's Purchase of Securities. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further represents to the Purchaser that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

No Integrated Offering. Except as set forth in Schedule 2.1(j), and except with respect to the First Securities Purchase Agreement, neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Third Note and Warrants to the Purchaser to be integrated with prior offerings by the Company for purposes of the 1933 Act, nor will the Company or any of its Subsidiaries take any action or steps that would cause the offering of the Third Note or the Warrants to be integrated with any such other offerings.

Employee Relations. Neither the Company nor any of its Subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened, the effect of which would be reasonably likely to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement. No executive officer (as defined in Rule 501(f) of the 1933 Act) whose departure would be adverse to the Company has notified the Company in writing that such officer intends to leave the Company or otherwise terminate such officer's employment with the Company.

Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted, except as would not reasonably expect to have a Material Adverse Effect. Except as set forth on Schedule 2.1(l), none of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement, except as would not be reasonably expected to have a Material Adverse Effect. The Company and its Subsidiaries do not have any knowledge of any infringement by the Company or its Subsidiaries of trademarks, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, or of any such development of similar or identical trade secrets or technical information by others.

Environmental Laws. The Company and its Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where such noncompliance or failure to receive permits, licenses or approvals referred to in clauses (i), (ii) or (iii) above would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in the ordinary course of business as currently conducted, in each case free and clear of all liens, encumbrances and defects except such as are described in Schedule 2.1(n) or such as do not materially interfere with the use of such property by the Company or any of its Subsidiaries in the ordinary course of business as currently conducted. Any material real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not materially interfere with the use made of such property and buildings by the Company and its Subsidiaries in the ordinary course of business as currently conducted.

Regulatory Permits. The Company and its Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities, necessary to conduct their respective businesses, and neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit except as would reasonably be expected to have a Material Adverse Effect.

Internal Accounting Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Foreign Corrupt Practices Act. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company, nor any director, officer, agent, employee or other person acting on behalf of the Company or any Subsidiary has, in the course of acting for, or on behalf of, the Company, directly or indirectly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; directly or indirectly made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any similar treaties of the United States; or directly or indirectly made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government or party official or employee.

Tax Status. The Company and each of its Subsidiaries has made or filed all United States federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (i) has paid all taxes and other governmental assessments and charges, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (ii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes claimed to be due by the taxing authority of any jurisdiction, and the Company is not aware of any basis for any such claim.

Certain Transactions. Except as set forth on Schedule 2.1(s), and except for arm's length transactions pursuant to which the Company makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from third parties, none of the officers, directors or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director or any such employee has a substantial interest or is an officer, director, trustee or partner.

Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares and Warrant Shares issuable upon conversion of the Third Note or exercise of the Warrants will increase in certain circumstances.

Application of Takeover Protections. There are no anti-takeover provisions contained in the Company's Certificate of Incorporation or otherwise which will or would reasonably be expected to be triggered as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Conversion Shares and the Purchaser's ownership of the Conversion Shares.

Rights Plan. Neither the Company nor any of its Subsidiaries has adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company.

Obligations. Except to the extent (if any) specifically set forth in the Transaction Documents, the Company's obligations thereunder are not subject to any right of set off, counterclaim, delay or reduction.

Indebtedness. Except as disclosed in Schedule 2.1(x) or in the Financial Statements, neither the Company nor any of its Subsidiaries has any outstanding Indebtedness (as defined below). For purposes of this Agreement: (i) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in accordance with GAAP, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (ii) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

Investment Company Status. The Company is not, and immediately after receipt of payment for the Third Note under this Agreement will not be, an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"), and shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

Brokerage. The Company has taken no action which would give rise to any claim by any person (excluding RP&C who shall be compensated solely by the Company) for brokerage commissions, finder's fees or similar payments by the Company from the Purchaser relating to this Agreement or the transactions contemplated hereby.

(b)                 Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the Company as of the date hereof and the Closing Date:

Accredited Investor Status; Sophisticated Purchaser. The Purchaser is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the 1933 Act and is able to bear the risk of its investment in the Third Note, Warrants, Conversion Shares and Warrant Shares. The Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Third Note, the Warrants, Conversion Shares and Warrant Shares.

Information. The Purchaser and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company which have been requested and materials relating to the offer and sale of the Third Note, the Warrants, Warrant Shares and Conversion Shares which have been requested by the Purchaser. The Purchaser and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by the Purchaser or its advisors, if any, or its representatives shall modify, amend or affect the Purchaser's right to rely on the Company's representations and warranties contained in Section 2.1 above. The Purchaser understands that its purchase of the Third Note and Conversion Shares involves a high degree of risk. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Third Note and Conversion Shares.

No Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Third Note and Conversion Shares or the fairness or suitability of the investment in the Third Note, Warrants, Warrant Shares and Conversion Shares nor have such authorities passed upon or endorsed the merits thereof.

Authorization; Enforcement. Each of this Agreement and the Security Agreements have been duly and validly authorized, executed and delivered on behalf of the Purchaser and is a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with their terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Security Agreements and each other agreement entered into by the parties hereto in connection with the transactions contemplated by this Agreement.

Residency. The Purchaser is organized under the laws of the State of New York and is based in New York City.

No Conflicts. The execution, delivery and performance of this Agreement and the Security Agreements by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the certificate of incorporation, by-laws or other documents of organization of the Purchaser, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is bound, or (iii) result in a violation of any law, rule, regulation or decree applicable to the Purchaser.

Purchase Representation. The Purchaser is purchasing the Third Note and (if issued) the Warrants for its own account and not with a view to distribution in violation of any securities laws. The Purchaser has been advised and understands that none of the Third Note, the Warrants or the Conversion Shares issuable upon conversion or exercise thereof have been registered under the 1933 Act or under the "blue sky" laws of any jurisdiction and may be resold only if registered pursuant to the provisions of the 1933 Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law. The Purchaser has been advised and understands that the Company, in issuing the Third Note, is relying upon, among other things, the representations and warranties of the Purchaser contained in this Section 2.2 in concluding that such issuance is a "private offering" and is exempt from the registration provisions of the 1933 Act.

No Public Trading. The Purchaser understands that there is currently no public trading market for the Third Note or Warrants, that none is expected to develop, and that the Third Note and Warrants must be held indefinitely unless and until such Third Note or Warrants are converted into or exchanged for shares that are registered for public resale under the 1933 Act or other applicable laws (or an exemption from registration is available).

Brokers. The Purchaser has taken no action which would give rise to any claim by any person for brokerage commissions, finder's fees or similar payments by the Company or the Purchaser relating to this Agreement or the transactions contemplated hereby.

Reliance by the Company. The Purchaser understands that the Third Note and Warrants are being offered and sold in reliance on a transactional exemption from the registration requirements of federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the applicability of such exemptions and the suitability of the Purchaser to acquire the Third Note and Warrants and the Conversion Shares and Warrant Shares issuable upon conversion or exercise thereof.

ITEM 3.

COVENANTS

(a)                 Notices. The Company agrees to provide the holder(s) of the Third Note and Warrants with copies of all notices and information, including without limitation notices and proxy statements in connection with any meetings, that are provided generally to the holders of shares of Common Stock, contemporaneously with the delivery of such notices or information to such Common Stock holders.

(b)                 Use of Proceeds. The Company agrees that the net proceeds received by the Company from the sale of the Third Note shall be used only for the acquisition of 666,763 shares of Equus II Inc. at a price of $9.90 per share (it being agreed that up to $99,100 of the gross proceeds may be used for related expenses and working capital).

(c)                  Reservation of Shares; Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Third Note and (if issued) exercise of the Warrants, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of the outstanding portion of the Third Note and the exercise of all Warrants, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all the outstanding portion of the Third Note and exercise of the then outstanding Warrants, the Company will take such corporate action as may be necessary to expeditiously increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including without limitation engaging in best efforts to obtain the requisite shareholder approval. Without in any way limiting the foregoing, the Company agrees to reserve and at all times keep available solely for purposes of conversion of the Third Note and exercise of the Warrants, such number of authorized but unissued shares of Common Stock that is at least equal to 150% of the number of Conversion Shares issuable upon conversion of the Third Note and 100% of the number of Warrant Shares issuable upon exercise of all the Warrants, computed independently of the Existing Notes and as if the Third Note were convertible at the Conversion Price (as defined in the Third Note) and as if all Warrants were exercisable at the Conversion Price, without regard to any limitations on beneficial ownership contained therein.

(d)                Best Efforts. The parties shall use their best efforts to satisfy timely each of the conditions described in Article IV of this Agreement.

(e)                 Blue Sky Laws. The Company shall take such actions as it reasonably determines are required to comply with all "blue sky" laws applicable to the sale of the Third Note and Warrants hereunder; provided, however, that the Company shall not be required in connection therewith to register or qualify as a foreign corporation in any jurisdiction where it is not so qualified or to take any action that would subject it to service of process in suits or taxation, in each case, in any jurisdiction where it is not so subject.

(f)                  Shareholder Rights Plan. None of the acquisitions of the Third Note or Warrants or Conversion Shares or Warrant Shares nor the deemed beneficial ownership of shares of Common Stock prior to, or the acquisition of such shares pursuant to, the conversion of the Third Note will in any event under any circumstances trigger the "poison pill" provisions of any stockholders' rights or similar agreements, or a substantially similar occurrence under any successor or similar plan.

(g)                 Reports; Financial Information. The Company agrees to send the following to the Purchaser for so long as the Third Note or Warrants are outstanding: (i) annual audited financial statements within 90 days after the end of each fiscal year, and unaudited quarterly financial statements within 45 days after each fiscal quarter-end, which shall be prepared in accordance with GAAP; (ii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders; and (iii) within 5 days, written notice of any Event of Default under the Third Note of which the Company becomes aware (or any event which with notice or the passage of time would become such an Event of Default).

(h)                 Transactions With Affiliates. The Company agrees that any transaction or arrangement (i) between it and any of its Subsidiaries, (ii) between any of its Subsidiaries, and (iii) between it or any of its Subsidiaries and any affiliate or employee of the Company shall be effected on an arms' length basis in accordance with customary commercial practice and, except with respect to grants of options and stock to service providers, including employees, shall be approved by a majority of the Company's outside directors.

(i)                   Indebtedness and Liens.

Incurrence of Indebtedness. So long as the Third Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by the Third Note and the Existing Notes and (ii) Permitted

Indebtedness. Set forth on Schedule 3.9(a) is a description of all existing Indebtedness of the Company (excluding ordinary trade debt) containing the identity of the issuer, the amount, maturity, interest rate, security, redemption terms and any premium, callability and any other material terms. The Purchaser hereby waives Section 8 of the Pledge Agreement with respect to Existing Note A-2 to the extent that the Company uses the proceeds of an Equus II Inc. dividend to pay up to $4.6 million of the principal of the Third Note.

Existence of Liens. So long as the Third Note is outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries other than Permitted Liens.

"Permitted Indebtedness" means Indebtedness of the Company and the Subsidiaries of the following kinds:

(A)            Indebtedness existing as of the Closing in an amount not to exceed $2.44 million in the aggregate and Indebtedness to Purchaser;

(B)             Subject to at least $4.6 million of principal (plus interest accrued thereon) being paid under the Third Note, Indebtedness not to exceed $3.4 million in the aggregate to be used to acquire, directly or indirectly, shares of Equus II Inc. and (i) having an interest rate not exceeding that of the Notes; (ii) having a maturity date not preceding that of the Third Note; (iii) not ranking senior (legally or contractually) to the Third Note or the Existing Notes (collectively, the "Notes") or "structurally senior" to the Notes (i.e., issued by a Subsidiary or secured by a Subsidiary's assets) (but such Indebtedness may be secured by shares of Equus II Inc. not securing the Third Note or the Existing Note) (collectively, "Senior"); (iv) (if convertible) not having a conversion price lower than the Conversion Price of any of the Notes; and (v) not having any covenants of the issuer or its affiliates which are more restrictive than the covenants contained in the Notes or this Agreement; and

(C)            Subject to the Company not being in default of the Third Note, Indebtedness not to exceed in the aggregate the sum of $5.4 million plus that portion of the $4.6 million of principal actually repaid under Section 7(C ) of the Third Note, to be used for general corporate purposes and (i) having an interest rate not exceeding 12.5% per annum; (ii) not being Senior to any of the Notes; (iii) (if convertible) not having a conversion price lower than the Conversion Price of any of the Shares; (iv) not having any covenants of the issuer or its affiliates which are more restrictive than the covenants contained in the Notes; (v) having a maturity date not preceding June 30, 2008 (except that up to $1 mil. of such debt may have a maturity date on or after June 30, 2006); and provided that the Purchaser or other holders of the Notes are given the opportunity (for at least 10 business days) to participate in at least 50% (and, at such holders' option, a smaller amount) of the financing of such Indebtedness on the same terms as any other financing source.

"Permitted Liens" means (i) any lien for taxes not yet due or delinquent or is being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with generally acceptable accounting principles in the United States applied on a consistent basis; (ii) any statutory lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent or is being contested in good faith by appropriate proceedings; (iii) any lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or is being contested in good faith by appropriate proceedings; (iv) deposits, pledges or liens securing (1) obligations incurred in respect of workers' compensation, unemployment insurance or other forms of governmental insurance or benefits, (2) the performance of bids, tenders, leases, contracts (other than for the payment of money) and statutory obligations or (3) obligations on surety or appeal bonds, but only to the extent such deposits, pledges or liens are incurred or otherwise arise in the ordinary course of business and secure obligations not past due or delinquent; (v) restrictions on the use of property and minor irregularities in the title thereto which do not (1) secure obligations for borrowed money or (2) materially impair the value of such property or its use in the ordinary course of business; (vi) any lien in support of Purchase Money Indebtedness; (vii) any lien in support of capitalized lease obligations, including any guarantee of such Indebtedness; (viii) any minor imperfection of title or similar lien which individually or in the aggregate with other such liens would not reasonably be expected to have a Material Adverse Effect; and (ix) any lien on shares of Equus II Inc. not already pledged (or reserved for pledge) under the Security Agreements (or the security agreements securing the Existing Notes) to the Purchaser or other holders of the Notes to secure Indebtedness of the type referred to in clause (B) of the definition of Permitted Indebtedness.

"Purchase Money Indebtedness" means Indebtedness of the Company or any Subsidiary incurred solely for the purpose of financing all or any part of the purchase price, or the cost of acquisition of equipment; provided, however, that the aggregate principal amount of any such Indebtedness does not exceed the lesser of the fair market value of such property, as determined in the good faith judgment of the Board of Directors of the Company, or a duly authorized office, or such purchase price or cost, including any refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of refinancing.

(j)                 Bringdown. Except as described in Schedule 3.10, all of the representations and warranties of the Company contained in the First Securities Purchase Agreement are true and accurate as of the date hereof, and the Company has not breached any of the representations, warranties or covenants in the First Securities Purchase Agreement or the Existing Notes.

(k)                Supplemental Security.

If the Company fails to make any of the payments referred to in Section 7(C ) of the Third Note, the Company agrees to immediately execute and deliver to Purchaser and cause each other applicable party to execute and deliver) the Second UK Charge and Second US Pledge.

ITEM 4.

CONDITIONS TO CLOSING

(a)                 Conditions Precedent to the Obligation of the Company to Sell. The obligation hereunder of the Company to issue and/or sell the Third Note and Warrants at the Closing is subject to the satisfaction of each of the applicable conditions set forth below. These conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion.

Accuracy of the Purchaser's Representations and Warranties. The representations and warranties of the Purchaser will be true and correct in all material respects as of the date when made and as of the Closing Date, as though made at that time.

Performance by the Purchaser. The Purchaser shall have performed all agreements and satisfied all conditions required to be performed or satisfied by the Purchaser at or prior to the Closing Date including payment of the Purchase Price to the Company as provided herein.

No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(b)                 Conditions Precedent to the Obligation of the Purchaser to Purchase. The obligation hereunder of Purchaser to acquire and pay for the Third Note at the Closing is subject to the satisfaction of each of the applicable conditions set forth below. These conditions are for such Purchaser's benefit and may be waived by the Purchaser at any time in its sole discretion.

Accuracy of the Company's Representations and Warranties. The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties as of an earlier date, which shall be true and correct in all material respects as of such date).

Performance by the Company. The Company shall have performed all agreements and satisfied all conditions required to be performed or satisfied by the Company at or prior to the Closing, including, without limitation, delivery of the Third Note to the Purchaser on the Closing Date, as applicable.

No Material Adverse Change, Injunction or Litigation. There shall have been no Material Adverse Change in the financial or business condition of the Company or its Subsidiaries (including, without limitation, a reduction in the market price of the shares of Equus II Inc. below $8.25 or of Tersus Energy Plc below 35 pence. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by the Transaction Documents, and there shall be no pending or threatened litigation related to this transaction or the acquisition of additional Equus II Inc. shares by the Company.

Opinion of Counsel; Compliance Certificate. On the Closing Date, the Purchaser shall have received an opinion(s) of counsel to the Company substantially in the form attached hereto as Exhibit E and such other opinions, certificates and documents as the Purchaser or its counsel shall reasonably require incident to the Closing.

Security Agreements. At the Closing Date, the Company, MCC Europe Ltd., Anthony Moore, Sharon Clayton, Panatlantic Investments Ltd. and any other applicable Subsidiaries and the Purchaser shall have executed and delivered the Security Agreements in the form and substance of Exhibits B and C attached hereto, providing for the pledge or charge over 666,763 shares of Equus II Inc., 1,202,352 shares of Vizuri Limited, an English company, 1,539 shares of Cronos Therapeutics Limited, an English company, 250,000 equity interests in Fully Loaded Pictures LLC, a Delaware limited liability company, 1 mil. Shares of Morphogenesis Inc., a Florida corporation, and 918,000 shares of Education 20/20.

Financing Statements. The Company and the applicable Subsidiaries shall have executed and delivered UCC-1 Financing Statements pertaining to the Third Note US Security Agreement.

Officer's Certificates. On the Closing Date, the Company shall have delivered to the Purchaser a certificate in form and substance satisfactory to the Purchaser and the Purchaser's counsel, executed by a senior officer of the Company, certifying as to satisfaction of the Closing Date conditions, the incumbency of signing officers, and the true, correct and complete nature of the Certificate of Incorporation, By-Laws, good standing and authorizing resolutions of the Company.

Equus Share Purchase. The Company shall have obtained irrevocable contractual commitments of Messrs. Karpus and Goldstein to sell their 666,763 Equus II Inc. shares to the Company upon or shortly after funding hereunder.

ITEM 5.

 LEGEND AND STOCK

Upon payment therefor as provided in this Agreement, the Company will issue the Third Note in the name of the Purchaser and in such denominations to be specified by the Purchaser prior to (or from time to time subsequent to) Closing. The Third Note and any Warrant, and any certificate representing Conversion Shares or Warrant Shares issued upon conversion or exercise thereof prior to such shares being registered under the 1933 Act for resale or available for resale under Rule 144(k) under the 1933 Act, shall (unless the Company has ceased to be based in the United States) be stamped or otherwise imprinted with a legend in substantially the following form:

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AFTER

RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

The Company agrees to issue Conversion Shares or Warrant Shares issued upon conversion of the Third Note or the exercise of Warrants, without the legend set forth above with respect to the Securities Act (the "Securities Legend"), at such time as (i) the holder thereof is permitted to dispose of such Conversion Shares or Warrant Shares issuable upon conversion of the Third Note or exercise of the Warrants pursuant to Rule 144(k) under the 1933 Act, or (ii) such securities have been registered under the 1933 Act.

ITEM 6.

TERMINATION

(a)                 Termination. This Agreement, may be terminated by action of the Board of Directors of the Company or by the Purchaser at any time if the Closing shall not have been consummated by January 8, 2006; provided, however, that the party (or parties) prepared to close shall retain its (or their) right to sue for any breach by the other party (or parties).

ITEM 7.

INDEMNIFICATION

(a)                  Indemnification by the Company. In consideration of each Purchaser's execution and delivery of this Agreement and the Security Agreements and acquiring the Third Note hereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Purchaser and all of its partners, officers, directors, employees, members and direct or indirect investors and any of the foregoing person's agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Purchaser Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Purchaser Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate or document contemplated hereby or thereby, (c) any cause of action, suit or claim brought or made against such Purchaser Indemnitee by a third party and arising out of or resulting from (i) the execution, delivery, performance, breach by the Company or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby; or (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Third Note and Warrants and (d) the enforcement of this Section. Notwithstanding the foregoing, Purchaser Indemnified Liabilities shall not include any liability of any Indemnitee arising solely out of such Purchaser Indemnitee's willful misconduct or fraudulent action(s). To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Purchaser Indemnified Liabilities which is permissible under applicable law.

(b)                 Procedure. Each party entitled to indemnification under this Article 7 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim in any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at its own expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article 7 except to the extent that the Indemnifying Party is materially and adversely affected by such failure to provide notice. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such non-privileged information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

ITEM 8.

 GOVERNING LAW; MISCELLANEOUS

(a)                Governing Law; Jurisdiction.

THIS AGREEMENT SHALL BE GOVERNED BY AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR WITH ANY TRANSACTION CONTEMPLATED HEREBY OR DISCUSSED HEREIN, AND HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUIT, ACTION OR PROCEEDING, ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, THAT SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR THAT THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER. EACH PARTY HEREBY IRREVOCABLY WAIVES PERSONAL SERVICE OF PROCESS AND CONSENTS TO PROCESS BEING SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING BY MAILING A COPY THEREOF TO SUCH PARTY AT THE ADDRESS FOR SUCH NOTICES TO IT UNDER THIS AGREEMENT AND AGREES THAT SUCH SERVICE SHALL CONSTITUTE GOOD AND SUFFICIENT SERVICE OF PROCESS AND NOTICE THEREOF. NOTHING CONTAINED HEREIN SHALL BE DEEMED TO LIMIT IN ANY WAY ANY RIGHT TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW. IF ANY PROVISION OF THIS AGREEMENT SHALL BE INVALID OR UNENFORCEABLE IN ANY JURISDICTION, SUCH INVALIDITY OR UNENFORCEABILITY SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF THE REMAINDER OF THIS AGREEMENT IN THAT JURISDICTION OR THE VALIDITY OR ENFORCEABILITY OF ANY PROVISION OF THIS AGREEMENT IN ANY OTHER JURISDICTION. EACH PARTY HERETO IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY.

The Company hereby appoints the following as its agent for service of process in New York City: McDermott Will & Emery, 50 Rockefeller Plaza, New York, New York 10020-1605 Attn: John Sullivan, Esq.

(b)                  Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(c)                   Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)                   Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e)                   Entire Agreement; Amendments; Waivers.

This Agreement supersedes all other prior oral or written agreements among the Purchaser, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein (including the other Transaction Documents) contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Purchaser, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

The Purchaser may, as to itself only, at any time elect, by notice to the Company, to waive (whether permanently or temporarily, and subject to such conditions, if any, as the Purchaser may specify in such notice) any of its rights under any of the Transaction Documents to acquire shares of Common Stock from the Company, in which event such waiver shall be binding against the Purchaser in accordance with its terms; provided, however, that the voluntary waiver contemplated by this sentence may not reduce such Purchaser's obligations to the Company under the Transaction Documents.

(f)                  Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing, must be delivered by (i) courier, mail or hand delivery or (ii) facsimile, and will be deemed to have been delivered upon receipt. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Moore, Clayton & Co., Inc.
11585 South Wales Street
Suite 102
Draper, Utah 84020
Telephone: 801-816-2511
Facsimile: 801-816-2599
Attention: Kenneth Denos

If to the Purchaser:

c/o Elliott Management Corporation
712 Fifth Avenue
New York, New York 10019
Telephone: (212) 974-6000
Facsimile: (212) 974-2092
Attention: Elliot Greenberg

with a copy to:

Elliott Advisors (UK) Ltd.
Cleveland House
33 King Street
London SWlY 6RJ England
Telephone: 011-44-20-7518-1809
Facsimile: 011-44-20-7577-3722
Attention: Mark Levine

Each party shall provide prompt written notice to the other party of any change in address, telephone number or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(g)                 Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any Permitted Assignee (as defined below). The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser, including by merger or consolidation, excluding a merger or consolidation entered into for the specific purpose of effecting a Qualifying IPO (as defined in the Third Note) and which does not adversely affect the

Purchaser's rights under the Third Note or Warrants. The Purchaser may assign some or all of its rights hereunder to any permitted assignee of the Third Note or Warrants or Conversion Shares or Warrant Shares to the extent such assignee signs a counterpart signature page to this Agreement or a joinder agreement, in form and substance satisfactory to the Company, assuming the obligations of the Purchaser under this Agreement, (in each case, a "Permitted Assignee"); provided, however, that no partial assignment of the Third Note shall be for less than $1,000,000 Principal Amount, and (ii) any such assignment shall not release the Purchaser from its obligations hereunder unless such obligations are assumed by such assignee and the Company has consented to such assignment and assumption.

(h)                  No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

(i)                    Survival. The representations, warranties and agreements of the Company and the Purchaser contained in the Agreement shall survive the Closing.

(j)                    Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)                   No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(l)                    Remedies. The Purchaser and each Permitted Assignee shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any person having any rights under any provision of the Transaction Documents shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of the Transaction Documents and to exercise all other rights granted by law. The Purchaser and each Permitted Assignee without prejudice may withdraw, revoke or suspend its pursuit of any remedy at any time prior to its complete recovery as a result of such remedy.

(m)                   Set Aside. To the extent that the Company makes a payment or payments to Purchaser under the Transaction Documents or Purchaser enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(n)                   Days. Unless the context refers to "business days" or "trading days," all references herein to "days" shall mean calendar days.

(o)                   Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, wherever the Purchaser exercises a right, election, demand or option under a Transaction Document and the Company or applicable Subsidiary does not fully perform its respective related obligations within the periods therein provided, then the Purchaser in its sole discretion may rescind or withdraw from time to time any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(p)                  Fees and Expenses. On the Closing Date, the Company shall pay the legal fees and expenses of counsel of Purchaser reasonably incurred in connection with the preparation, execution, and delivery of the Transaction Documents.

* * * * *

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed as of the date and year first above written.

COMPANY:	PURCHASER:

MOORE, CLAYTON & CO., INC.	MANCHESTER SECURITIES CORP.

By: ____________________________________	By: ____________________________________
Name:	Name:
Title:	Title: